Exhibit 12.1

CARDINAL HEALTH, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended June 30,					For the Nine Months Ended, March 31, 2009
(in millions, except for ratios)	2004	2005	2006	2007	2008
Earnings before income taxes, discontinued operations, and cumulative effect of change in accounting	$2,008.9	$1,664.4	$1,740.4	$1,252.3	$1,949.8	$1,275.2
Less Minority Interest	4.2	5.3	3.1	0.7	0.4	0.6

Total Earnings before income taxes, discontinued operations, minority interest and cumulative effect of change in accounting	2,013.1	1,669.7	1,743.5	1,253.0	1,950.2	1,275.8

Plus fixed charges:
Interest expense	78.4	138.5	167.2	189.6	228.6	143.1
Capitalized interest	6.5	5.8	4.9	12.4	15.2	7.0
Amortization of debt offering costs	3.6	3.4	3.4	7.4	3.5	2.9
Interest portion of rent expense	15.7	21.5	18.3	19.6	18.5	11.5

Fixed charges	104.2	169.2	193.8	229.0	265.8	164.5

Plus amortization of capitalized interest	1.6	2.1	2.0	1.2	1.4	1.7
Less capitalized interest	(6.5)	(5.8)	(4.9)	(12.4)	(15.2)	(7.0)

Earnings	$2,112.4	$1,835.2	$1,934.4	$1,470.8	$2,202.2	$1,435.0

Ratio of earnings to fixed charges(1)	20.3	10.8	10.0	6.4	8.3	8.7

(1)

The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings before income taxes, discontinued operations, minority interest and cumulative effect of change in accounting plus fixed charges and capitalized interest. Fixed charges include interest expense, amortization of debt offering costs and the portion of rent expense which is deemed to be representative of the interest factor. Interest expense recorded on tax exposures has been recorded in income tax expense and has therefore been excluded from the calculation.